

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste. J9B #290
Shrewsbury, MA 01545

> **Re: Mass Megawatts Wind Power, Inc**
> **Offering Statement on Form 1-A**
> **Filed July 16, 2021**
> **File No 024-11586**

Dear Mr. Ricker:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. We note your disclosure on page 9 that you will begin the offering promptly and pursue it continuously thereafter until the maximum has been sold. Please revise to clarify the offering period. Refer to Securities Act Rule 251(d)(3)(i)(F).

Exhibits

2. Please file the exhibits required by Form 1-A. including your charter and bylaws. In addition, please file your form of subscription agreement and legal opinion as exhibits to your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Jonathan Ricker